UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 30, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary
Date: September 15, 2010

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory John Robinson

Date of appointment	13 September 2010

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
0 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

—	—

Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest relates	—

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Ernest Nigel Creese

Date of appointment	13 September 2010

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
0 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

—	—

Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest relates	—

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Debra Jane Stirling

Date of appointment	13 September 2010

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
0 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

—	—

Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest relates	—

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Conway

Date of appointment	13 September 2010

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
0 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

—	—

Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest relates	—

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Guinn

Date of appointment	13 September 2010

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
0 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

—	—

Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest relates	—

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002